GLG PARTNERS, INC.
399 PARK AVENUE, 38TH FLOOR
NEW YORK, NEW YORK 10022
Main: (212) 224 7200  Fax (212) 224 7210
September 24, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	GLG Partners, Inc. Schedule 14D-9 Filed on September 21, 2010 File No. 005-82299
Ladies and Gentlemen:
          On behalf of GLG Partners, Inc., a Delaware corporation (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated September 23, 2010 from Evan S. Jacobson, Attorney-Advisor, Office of Mergers & Acquisitions, relating to the above-referenced Schedule 14D-9 (including the Exhibits thereto) filed on September 21, 2010 (the “Schedule 14D-9”). The Company has revised the Schedule 14D-9 in response to the Staff’s comments and is filing concurrently with this letter a revised Schedule 14D-9 (including the Exhibits thereto) (the “Revised Schedule 14D-9”) that reflects these revisions. Where the Company has agreed to make requested revisions to its disclosures in the Revised Schedule 14D-9, such agreement and any such revisions to disclosures made in such filing should not be taken as an admission that prior disclosures were in any way deficient.
          Set forth below are the Staff’s comments contained in Mr. Jacobson’s letter (in bold face type) followed by the Company’s responses.
          To the extent any response relates to information concerning any of Man Group plc, Escalator Sub 1 Inc., Man Principal Strategies Holdings LLC, Noam Gottesman, Emmanuel Roman, Pierre Lagrange, Gottesman GLG Trust, TOMS International Ltd., Roman GLG Trust, Jackson Holding Services Inc., Lagrange GLG Trust or Point Pleasant Ventures Ltd. (together with the Company, the “Filing Persons”), such response is included in this letter based on information provided to the Company by such other entities or persons or their respective representatives.
Introduction, page 1
1.	You state that the combined Tender Offer Statement and Schedule 13E-3 Transaction Statement with respect to the Public Warrants was filed under cover of Schedule TO by GLG Partners, Inc. pursuant to Rule 13e-4, Rule 13e-3 and Rule 14d-9 under the Securities Exchange Act of 1934. It is unclear how the Schedule TO/13E-3 was filed pursuant to Rule 14d-9. Please revise.

Securities and Exchange Commission
September 24, 2010

     In response to the Staff’s comment, the “Introduction” section of the Revised Schedule 14D-9 has been revised as requested to remove the reference to Rule 14d-9 as being covered by the disclosure in the Tender Offer Statement and Schedule 13E-3 Transaction Statement under cover of Schedule TO. A corresponding change has also been made in the Schedule TO/13E-3.
The Solicitation or Recommendation, page 2
2.	We note your statement that in “determining to make no recommendation, the board of directors of GLG considered that GLG was contractually obligated by the terms of the Merger Agreement to commence the Offer,” and your incorporation by reference from certain sections of the Offer to Purchase. Neither the quoted statement nor the material incorporated by reference appear to state the reasons why the board determined to make no recommendation, as required by Item 4 of Schedule 14D-9 and corresponding Item 1012(b) of Regulation M-A. As noted in Item 1012(b) itself, conclusory statements are not sufficient disclosure. Please revise.
     In response to the Staff’s comment, Item 4 of the Revised Schedule 14D-9 has been revised as requested to state more specifically the reasons why the GLG Board determined to make no recommendation.
* * *
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14D-9 and the Revised Schedule 14D-9;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Schedule 14D-9 or the Revised Schedule 14D-9; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 24, 2010

     We are also delivering to Evan Jacobson and Nicholas Panos of the Staff courtesy copies of (i) the Revised Schedule 14D-9, marked to show changes from the Schedule 14D-9, and (ii) this response letter.
     Please telephone Allen Miller at (212) 408-5454, Marc Alpert at (212) 408-5491 or Sey-Hyo Lee at (212) 408-5122 of Chadbourne & Parke LLP if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comments by facsimile to Allen Miller at (646) 710-5454, Marc Alpert at (646) 710-5491 or Sey-Hyo Lee at (646) 710-5122.

Very truly yours,
/s/ Alejandro San Miguel
Alejandro San Miguel
General Counsel and Corporate Secretary

Enclosures VIA EDGAR AND ELECTRONIC MAIL
cc:	Evan Jacobson Nicholas Panos